UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

                                   Commission File Number:  000-31359
                                                            ---------

(Check One):
[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

      For Period Ended:   December 31, 2000
                          -----------------
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                        --------------------

------------------------------------------------------------------------------
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
               HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

CORECOMM LIMITED
------------------------------------------------------------------------------
Full Name of Registrant

------------------------------------------------------------------------------
Former Name if Applicable

110 EAST 59TH STREET
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10022
------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]  (a)    The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)    The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The registrant is in the process of significant discussions with certain existing lenders as well as prospective financing sources with a goal of finalizing the terms of certain possible financings that would provide for ongoing liquidity.

The registrant believes that the above transactions, if completed, would materially impact its financial statements and disclosure (including the report of its independent accountants, its disclosure as to its financial condition, as well as the liquidity and capital resources).



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Richard J. Lubasch                  (212) 906-8485
------------------------------------------------------------------------------
      (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes     [ ] No

------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes           [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See attachment.

------------------------------------------------------------------------------

                          CORECOMM LIMITED
------------------------------------------------------------------------------
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001       By:  /s/Richard J. Lubasch
------------------------------------------------------------------------------
                              Richard J. Lubasch
                              Senior Vice President, Secretary
                              and General Counsel



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
------------------------------------------------------------------------------
     Intentional misstatements or omissions of fact constitute
          Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------



                             ATTACHMENT

PART IV -- OTHER INFORMATION

The Registrant anticipates a net loss of $140 million for the fourth quarter of 2000 and a net loss of $313 million for the full year 2000. This compares to a net loss of $41 million for the fourth quarter 1999 and a net loss of $104 million for the full year 1999.

The net loss for the fourth quarter of 2000 and for the year 2000 compared to the fourth quarter of 1999 and the year 1999 reflect increases in amortization of intangibles and interest expense on debt related to acquisitions in 2000. In addition, the fourth quarter of 2000 includes a write-down of intangibles in accordance with our accounting policies.